UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

 Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by TechTeam Global, Inc. (the “Company”).  The Schedule 14D-9 relates to the offer by Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Parent”), through its wholly-owned subsidiary, Platinum Merger Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for, with respect to each share, the right to receive $8.35 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.                                Additional Information

Section (h) of Item 8 captioned “Regulatory Approvals” is hereby amended by replacing the first and second paragraphs under the heading “U.S. Antitrust Approval” of such section with the following paragraphs:

“Pursuant to the requirements of the HSR Act, Marco Stefanini, on behalf of himself, Parent, Purchaser, and the Company each filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) on November 15, 2010.

Under the provisions of the HSR Act, applicable to the Offer, the acquisition of shares of Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, which in this case would be set to expire at 11:59 p.m., New York City time, on November 30, 2010, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.”

 Section (i) of Item 8 captioned “Certain Litigation” is hereby amended and supplemented by adding the following as the new second paragraph of such section:

“On November 16, 2010, a second putative stockholder class action complaint was filed in the Oakland County Circuit Court in the State of Michigan against the Company and the members of its Board of Directors, styled Litterio vs. Gary Cotshott, et. al, Case No. 10-115011-NZ. Similar to the lawsuit described above, the plaintiff in this action, purportedly on behalf of a class of stockholders, alleges that the directors of the Company breached their fiduciary duties by agreeing to the Merger Agreement and that the Company aided and abetted those alleged breaches of duty.  The Litterio complaint seeks injunctive relief as well as an award of attorneys fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Michael A. Sosin
Dated: November 19, 2010	Name: Michael A. Sosin Title: Corporate Vice President, General Counsel and Secretary